INTERNATIONAL TOWER HILL MINES LTD.

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

August 26th, 2004

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended May 31, 2004.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to International Tower Hill Mines Ltd. is available on SEDAR at www.sedar.com.

Overview

We are a British Columbia incorporated company.  We were originally incorporated under the name "Ashnola Mining Company Ltd." on May 26, 1978.  We changed our name to “Tower Hill Mines Ltd.” on June 1, 1988, and subsequently changed our name to “International Tower Hill Mines Ltd.” on March 15, 1991.

Our wholly-owned subsidiary, 813034 Alberta Ltd., an Alberta corporation, was incorporated in 1999.  We incorporated this subsidiary because, pursuant to the laws of the Province of Alberta, mineral permits can only be registered to either an Alberta resident or corporation.  Our subsidiary does not have any operations except for holding permits for our Alberta properties in its name.

We are publicly traded on the TSX Venture Exchange under the trading symbol “ITH”.  We trade on the OTC BB under the trading symbol “ITHMF”, and trade on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

Since inception in 1978, we have been in the business of acquiring, exploring and evaluating interests in mineral properties.  Our current property interests are held for the purposes of exploration for precious metals and diamonds.  Any exploration and sampling activities that we may conduct are generally carried out during the months of May through September.  During the months of October to March, snow often prevents effective exploration and sampling activities.  Drilling, however, can be conducted on a year-round basis.

Our properties in British Columbia, Alberta and Quebec are at an early exploration stage, with no established mineral reserves.  The exploration work on these properties primarily consists of airborne surveys, which may reveal magnetic anomalies followed by ground sampling programs, for the purpose of identifying potential drill targets.  Any drilling operations are conducted with small scale equipment only.  We are only required to obtain permits when mechanized equipment is used by our contractors.  We obtain any permits that we may require from the provincial government ministry responsible for mining operations in which our property is situated.  The process to obtain a permit involves filing an application form with the appropriate mining regulatory authority in Alberta and Quebec.  In British Columbia, we are required to file an application form and mark the actual property with stakes.  The Company currently has permits in Quebec.

Over the next year, we intend to evaluate continued exploration of mineral properties in which we currently hold an interest in and we may acquire additional properties for exploration and development.  We currently hold interests in the following properties:  Siwash Creek Property, British Columbia; Torngat Property, Quebec; Fort Vermillion Property, Alberta; and Chinchaga Property, Alberta.

Siwash Creek Property

We carried out a diamond drill program on our 100% owned Siwash Property in south central British Columbia.  The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (gold production) mineral projects.  The 2004 program was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property.  Drill results to date indicate a similar style of mineralization as that found at Brenda Mines.  In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 500 meters in a north-south direction and 800 meters in an east-west direction to a depth of approximately 125 meters.  Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2004 diamond drill program, carried out between May and August, extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.  50 metres of meta-volcanics were intersected.  This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.

Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper.  The weighted average of these gold assays over 9.6 metres was 1.547 ppm (assays are not contiguous), which is equal to 1.547 grams per tonne.  Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.

During the diamond drill program, we instigated the staking of ninety-nine more units to the east of and contiguous to our Siwash Property.  These units, comprising 17 claims are in addition to the mineral claims acquired by us in 1996.

Our future plans include the investigation of the area by an airborne mag/em program to be followed by drilling of the more favourable locations indicated.

A total of $32,119 was expended on the Siwash Property during the fiscal year ended May 31, 2004, which was reduced by $61,49 for tax credits, bringing the net expenditures to $25,970.

Torngat Property

During our 2000 diamond exploration program on the Torngat property one large 5-metre wide dyke was discovered.  Its linear extent remains unknown.  Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host.  One sample was submitted for caustic dissolution and no diamonds were recovered.  No exploration costs were incurred during the fiscal year ended May 31, 2004.  Although we have no current plans to carry out an exploration program on the Torngat property we may, at some point in the future, carry out a follow-up sampling and mapping program on the property with the objective to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

The deferred costs related to the Torngat Property of $80,785 were written down during the fiscal year ended May 31, 2004 as no work is currently planned on the property.

Fort Vermillion Property

During the fiscal year ended May 31, 2002, we received metallic and industrial mineral permits covering 40 townships of land, representing approximately 368,000 hectares in the Province of Alberta.  During the fiscal year ended May 31, 2003 we advanced $20,000 for satellite imaging, mapping, sampling, and exploration program which was carried out during the summer of 2003.  In June 2003, we undertook the analysis of Landsat 7 satellite imagery that had been integrated with a high-resolution digital elevation model and generated sampling targets.  During July 2003, helicopter-supported sampling operations were performed over the northern part of the permit block where most of the targets were clustered.   The samples were submitted for diamond and metallic mineral indicator analysis.  In October 2003, the laboratory results were received and diamond indicator results were non-conclusive.  One sample, taken in sandy overburden in the Peace River valley, returned extremely high concentrations of visible gold grains.   We have not yet prepared a technical report for further exploration programs, but our consultants have informally indicated that the area containing the sample location that returned the high gold values should be re-sampled for confirmation, preferably during the winter months when snowmobile access will increase accessibility to sample sites and reduce the cost of a sampling program.  No exploration costs were incurred during the fiscal year ended May 31, 2004 and we have no current plans to carry out any exploration on the Fort Vermillion Property.

The deferred costs related to the Fort Vermillion Property of $20,000 were written down during the fiscal year ended May 31, 2004 as no work is currently planned on the property.

Chinchaga Property

To date, cumulative exploration activities that we have carried out on the Chinchaga Property have not generated results that justify a high level of ongoing exploration activities.  We have placed the Chinchaga Property on hold in respect of ongoing exploration.  During fiscal 2004, we did not incur any exploration costs with regard to our Chinchaga Property.

The deferred costs related to the Chinchaga Property were written down during the fiscal year ended May 31, 2002 as no work is currently planned on the property.

Our working capital reserve of $123,438 as of May 31st, 2004 is sufficient to undertake further exploration activities on the Siwash property in the near future.  When our working capital reserve deplete, we will seek additional financing, most likely through the issuance of equity securities, so that we may undertake further exploration of our mineral properties or possibly acquire additional properties.  We may also enter into joint venture agreements as part of our acquisition or development strategy, or may dispose of current property interests on completion of our evaluation.

Recent Events

Exploration Program on Siwash Property

During the months of May through August 2004, we carried out a diamond drill program on our 100% owned Siwash Property in south central British Columbia.  The 2004 program extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.  50 metres of meta-volcanics were intersected.  This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.

Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper.  The weighted average of these gold assays over 9.6 metres was 1.547 ppm (assays are not contiguous), which is equal to 1.547 grams per tonne.  Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.

During the program, we staked an additional 17 mineral claims to the east of and contiguous to our Siwash Property.

Plan of Operation

Our plans over the next 12 months are to proceed with additional exploration of the Siwash Property.  While we may evaluate properties for acquisition, we do not have any specific plans to purchase any additional properties over the following 12 months.  Therefore, we do not have any plans to raise funds through the issuance of equity securities in the foreseeable future.  In the event that we decide to purchase additional properties, we will finance such a purchase from our working capital reserve and if necessary, through the sale of marketable securities.

Our long-term goal is to seek out and acquire additional properties for exploration and development, as well as carry out additional exploration programs on our properties as warranted, subject to funding.

Selected Annual Information

Description	May 31, 2004 $	May 31, 2003 $	May 31, 2002 $
Total Revenues	4,519	7,023	11,572
Net income or loss
Total	(244,330)	(57,978)	(153,541)
Per share	(0.03)	(0.01)	(0.02)
Total Assets	192,324	245,894	351,604
Mineral Properties	969,907	1,098,282	1,059,982
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

(1)

Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004.

Summary of Quarterly Results

Description	Year ended May 31 2004 $	Nine months ended Feb 29 2004 $	Six months ended Nov. 30 2003 $	Three months ended Aug. 31 2003 $	Year ended May 31 2003 $	Nine months ended Feb 28 2003 $	Six months ended Nov 30 2002 $	Three months ended Aug 31 2002 $
Net Revenues	4,519	3,763	2,607	1,528	7,023	5,138	3,606	1,777
Net income or loss for period
Total	(244,330)	(45,170)	(34,656)	(17,708)	(57,978)	(45,150)	(31,229)	(16,485)
Per share	(0.03)	(0.005)	(0.003)	(0.001)	(0.01)	(0.005)	(0.003)	(0.001)

(1)

Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004.

Liquidity and Capital Resources

As of May 31, 2004, we reported cash and cash equivalents of $111,180 compared to $202,712 for the year ended May 31, 2003.  The decrease of $91,523 in cash was for operating expenses.  Our unused sources of liquidity arise from our unallocated working capital.  We have historically satisfied our capital needs by issuing securities.

As of May 31, 2004, we had a working capital reserve of $185,438, compared to a working capital reserve of $239,393 as at May 31, 2003.  We anticipate that our working capital reserve is sufficient to cover administrative and operating expenses over the next 12 months.  We estimate that we will require approximately $7,500 per month, or $90,000 annually, to fund our general and administrative expenses for the next twelve months.

We expect that we will operate at a loss for the foreseeable future.  We may require additional financing to fund further exploration of our mineral properties or to acquire additional mineral properties.  We have historically satisfied our capital needs primarily by issuing equity securities.  We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

We did not raise any funds for either of the years ended May 31, 2004 and May 31, 2003.

Results of Operations

For the year ended May 31, 2004 we reported interest income of $4,519 compared to interest income of $7,023 for the year ended May 31, 2003.  The decrease in interest income of $2,504 is a result of lower interest being earned on our cash and cash equivalent.  For the year ended May 31, 2004, we had net losses of $244,330 as compared to net losses of $57,978 for the year ended May 31, 2003.  The increase of net losses in 2004 was due primarily to a write off of deferred acquisition and exploration expenditures on three of our four mineral properties and an increase in management fees.

General and administrative (operating) expenses for the fiscal year ended May 31, 2004 consisted of management fees of $60,000 (2003 - $30,00), office and miscellaneous of $4,777 (2003 - $3,839), professional fees of $10,615 (2003 - $10,293), rent of $7,200 (2003 - $7,200), stock exchange and filing fees of $7,627 (2003 - $5,529), transfer agent fees of $4,177 (2003 - $4,016) and travel and promotion of $868 (2003 - $3,494).  General and administrative expenses for the year ended May 31, 2004 were $248,849, being an increase of 183,848 compared to May 31, 2003.  The majority of the increase in expenses was as a result of the write off of deferred acquisition and exploration expenditures on three properties and an increase in management fees.

During the year ended May 31, 2004, our exploration and development costs totalled $32,119, which was reduced to $25,970 as a result of tax credits of $6,149.   During the year ended May 31, 2004, exploration expenditures totalling $100,795 on the Torngat Property and the Fort Vermillion Property were written off as no work is currently planned on the properties.

During the fiscal years ended May 31, 2004 and the year ended May 31, 2003, no share purchase warrants or stock options were granted or exercised.

We do not have any employees; all of our services are carried out by the directors and officers or by consultants retained on an as needed basis.

Transactions with Related Parties

During the year ended May 31, 2004 we paid management fees of $60,000 (2003 - $30,000) and professional fees of $5,115 (2003 - $4,902) to a company controlled by one of our directors.